UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

General Motors Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

37045V100

(CUSIP Number)

Motors Liquidation Company GUC Trust

c/o Wilmington Trust Company, as Trust administrator and trustee

Attn: David A. Vanaskey Jr., Vice President

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-1615

(302) 636-6019

with copies to: James J. Moloney David C. Lee Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, California 92612 (949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37045V100	Schedule 13D	Page 2 of 10 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Motors Liquidation Company GUC Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0 (See Items 4 and 5)
	(8)	Shared Voting Power 0 (See Items 4 and 5)
	(9)	Sole Dispositive Power 0 (See Items 4 and 5)
	(10)	Shared Dispositive Power 422,727,270 (See Items 4 and 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 422,727,270
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 23.1% (See Item 5)
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 37045V100	Schedule 13D	Page 3 of 10 Pages

(1)

Name of Reporting Persons:

I.R.S. Identification No. of Above Persons (entities only):

Wilmington Trust Company, not in its individual capacity, but solely as Trust administrator and trustee of the Motors Liquidation Company GUC Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0 (See Items 4 and 5)
	(8)	Shared Voting Power 0 (See Items 4 and 5)
	(9)	Sole Dispositive Power 0 (See Items 4 and 5)
	(10)	Shared Dispositive Power 422,727,270 (See Items 4 and 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 422,727,270
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 23.1% (See Item 5)
(14)	Type of Reporting Person (See Instructions): BK/HC

CUSIP No. 37045V100	Schedule 13D	Page 4 of 10 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule”) relates to shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”), and warrants (the “Warrants”) to purchase shares of the Common Stock of General Motors Company, a Delaware corporation (the “Issuer” or “New GM”).

The address of the Issuer’s principal executive offices is 300 Renaissance Center, Detroit, Michigan, 48265.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule is being filed by Motors Liquidation Company GUC Trust, a Delaware statutory trust (the “Trust”), and, Wilmington Trust Company solely in its capacity as the Trust administrator and trustee of the Trust (the “Trust Administrator”). The principal business and office address of the Trust and Trust Administrator is Rodney Square North, 1110 North Market Street, Wilmington, Delaware, 19890-1615.

The Trust was formed on March 30, 2011, as a statutory trust under the Delaware Statutory Trust Act, upon the execution of the Motors Liquidation Company GUC Trust Agreement (the “GUC Trust Agreement”) by all parties thereto and upon the filing of the Certificate of Trust of Motors Liquidation Company GUC Trust with the Office of the Secretary of State of the State of Delaware. The Trust does not engage in the conduct of a trade or business of any kind, except as incident to the purposes of the Trust as described in Item 4, infra.

(a) – (c)	Not applicable.

(d)	Neither the Trust nor the Trust Administrator has been convicted in a criminal proceeding during the last five years.

(e)	Neither the Trust nor the Trust Administrator has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Not applicable.

CUSIP No. 37045V100	Schedule 13D	Page 5 of 10 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 1, 2009, General Motors Corporation, n/k/a Motors Liquidation Company (“MLC”), Chevrolet-Saturn of Harlem, Inc., n/k/a MLC of Harlem, Inc., Saturn, LLC, n/k/a MLCS, LLC, and Saturn Distribution Corporation, n/k/a MLCS Distribution Corporation (collectively, the “Initial Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the U.S. Code (the “Bankruptcy Code”), with the bankruptcy court for the Southern District of New York (the “Bankruptcy Court”). On October 9, 2009, Remediation and Liability Management Company, Inc. and Environmental Corporate Remediation Company, Inc. (collectively with the Initial Debtors, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code with the Bankruptcy Court. On July 5, 2009, the Bankruptcy Court authorized the sale (the “Sale”) of substantially all of the assets of the Initial Debtors to a U.S. Treasury sponsored Purchaser, NGMCO, Inc. n/k/a General Motors Company, the Issuer. In addition to the assumption of certain liabilities, the primary consideration provided by the Issuer to the Initial Debtors was 150 million shares of common stock issued by the Issuer (“New GM Stock”), warrants to acquire 136,363,635 newly issued shares of New GM Stock with an exercise price set at $10.00 per share (“New GM $10.00 Warrants”), and warrants to acquire 136,363,635 newly issued shares of New GM Stock with an exercise price set at $18.33 per share (“New GM $18.33 Warrants,” and together with the New GM $10.00 Warrants, the “New GM Warrants,” and together with the New GM Warrants, the “New GM Securities”).1 In addition, the agreement governing the Sale provides that in the event that the aggregate total allowed general unsecured claims against the Initial Debtors exceed $35 billion, New GM will issue additional New GM Stock in an amount up to 2% of the total New GM Stock outstanding as of the closing of the Sale (the “Additional Shares”).

On March 30, 2011, the Trust Administrator and MLC entered into the GUC Trust Agreement with the other parties thereto. Under the terms of the GUC Trust Agreement and the Plan (as defined below), New GM Securities will ultimately be transferred to holders of allowed general unsecured claims against the Debtors (“Allowed General Unsecured Claims”) and those Allowed General Unsecured Claims will be extinguished in return. Although the New GM Securities are still held by MLC, under the terms of the GUC Trust Agreement, the Trust has the authority to request from time to time, and MLC is required to provide, an amount of New GM Securities necessary to make distributions pursuant to the Plan (as defined below) and the GUC Trust Agreement.

ITEM 4.	PURPOSE OF TRANSACTION

On August 31, 2010, the Debtors filed a Joint Chapter 11 Plan and related Disclosure Statement with the Bankruptcy Court. On December 8, 2010, the Debtors filed an Amended Joint Chapter 11 Plan and related Disclosure Statement (as amended, the “Disclosure Statement”). On December 8, 2010, the Bankruptcy Court approved the Disclosure Statement and approved the procedures for solicitation of votes on the Debtors’ Amended Joint Chapter 11 Plan. On March 18, 2011, the Debtors filed the Debtors’ Second Amended Joint Chapter 11 Plan (the “Plan”) with the Bankruptcy Court. On March 29, 2010, the Bankruptcy Court entered an order confirming the Plan. On March 31, 2011, the Plan became effective in accordance with its terms (the “Effective Date”).

[1]

The number of shares of New GM Common Stock, the number of shares issuable upon exercise of the New GM Warrants to acquire New GM Common Stock, and the exercise price of the New GM Warrants were adjusted to account for a three-for-one stock split of the New GM Common Stock effected in connection with the initial public offering of the New GM Common Stock in November 2010.

CUSIP No. 37045V100	Schedule 13D	Page 6 of 10 Pages

The Trust was formed under the Plan for the primary purpose of determining the ultimate amount of Allowed General Unsecured Claims and distributing the New GM Securities, and the Additional Shares, if any, to the holders of Allowed General Unsecured Claims. The Plan and the GUC Trust Agreement vest the Trust with the authority to direct the disposition of the New GM Securities, and generally provides for the distribution of the New GM Securities to such holders pro rata by allowed claim amount.

Distributions to holders of Allowed General Unsecured Claims are subject to the prior satisfaction in full in cash of all allowed administrative expenses, priority tax claims, priority non-tax claims and secured claims. In addition to its primary purpose, the Trust is intended to administer the wind-down of the affairs of the Debtors upon their dissolution, which will occur no later than December 15, 2011, and upon such dissolution is also intended to resolve and satisfy (to the extent allowed) all disputed administrative expenses, priority tax claims, priority non-tax claims and secured claims. Additionally, among other rights and duties, the Trust Administrator has the power and authority to hold, manage, sell, invest and distribute the assets comprising the corpus of the Trust subject to the Plan and the GUC Trust Agreement. To the extent that the Trust holds insufficient cash to satisfy the fees, expenses or indemnity obligations owed to the Trust Administrator, FTI Consulting, Inc., solely in its capacity as monitor of the Trust (the “Trust Monitor”), or professionals retained by the Trust Administrator, the Trust Administrator is authorized, with the approval of the Trust Monitor and the Bankruptcy Court, to sell New GM Securities to cover any shortfall.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The Trust and the Trust Administrator may be deemed the beneficial owners of 422,727,270 shares of the New GM Securities within the meaning of Section 13(d) of the Securities Exchange Act of 1934. This is based on the Trust’s and Trust Administrator’s power to direct the disposition of (i) 150,000,000 shares of Common Stock; (ii) Warrants to purchase 136,363,635 shares of Common Stock at an exercise price of $10.00 per share; and (iii) Warrants to purchase 136,363,635 shares of Common Stock at an exercise price of $18.33 per share. Based on a total of 1,833,470,329 shares of Common Stock (which is the sum of the 1,560,743,059 shares of Common Stock outstanding as of February 15, 2011 as reported in New GM’s Annual Report on Form 10-K filed with the SEC on March 1, 2011 and 272,727,270 shares of Common Stock that would be required to be issued pursuant to the exercise of the Warrants), the Trust and the Trust Administrator may be deemed the beneficial owners of 23.1% of the outstanding shares of Common Stock.

(b)	Until the dissolution of the Debtors, the Trust is obligated to distribute all New GM Securities received from MLC within thirty (30) days of receipt thereof, and the Trust therefore intends to only request the amount of New GM Securities necessary to make immediately forthcoming distributions pursuant to the Plan and the GUC Trust Agreement. The Trust, through the Trust Administrator, has the power, subject to the Plan and the GUC Trust Agreement, to direct the disposition of the New GM Securities held by MLC on behalf of the Trust. Neither the Trust nor the Trust Administrator has sole or shared power to vote or direct the voting of the New GM Securities because the Trust is required by the terms of the GUC Trust Agreement to vote the New GM Securities in the same manner and proportion as all other relevant securities of the same class(es) are voted.

CUSIP No. 37045V100	Schedule 13D	Page 7 of 10 Pages

Reporting Person	Number of Shares With Sole Voting or Dispositive Power	Number of Shares With Shared Dispositive Power	Number of Shares With Shared Voting Power	Aggregate Number of Shares Beneficially Owned[2]	Percentage of Class Beneficially Owned

Motors Liquidation Company GUC Trust	0	422,727,270	0	422,727,270	23.1%

Wilmington Trust Company, as Trust Administrator	0	422,727,270	0	422,727,270	23.1%

(c)	The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such acquisitions were effected by the execution of the GUC Trust Agreement and the effectiveness of the Plan, as described in Items 3, 4 and 5.

Reporting Person	Date of Transaction	Amount of Securities Involved	Price per Share
Motors Liquidation Company GUC Trust	March 31, 2011	422,727,270	N/A
Wilmington Trust Company, as Trust Administrator	March 31, 2011	422,727,270	N/A

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Items 3, 4 and 5 of this Schedule are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Debtors’ Second Amended Joint Chapter 11 Plan filed with the U.S. Bankruptcy Court for the Southern District of New York on March 18, 2011, incorporated by reference to Exhibit 2.2 to Motors Liquidation Co’s Current Report on Form 8-K, filed on April 4, 2011.

[2]

The amount reported in this column includes a small, presently undetermined number of shares over which neither the Trust nor the Trust Administrator has dispositive or voting power that will be transferred from MLC to the another trust formed under the Plan that is unaffiliated with the Trust and the Trust Administrator.

CUSIP No. 37045V100	Schedule 13D	Page 8 of 10 Pages

7.2	GUC Trust Agreement dated March 30, 2011, by and among the Debtors, Wilmington Trust Company as Trust administrator and trustee and FTI Consulting, Inc.

CUSIP No. 37045V100	Schedule 13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of April 11, 2011

MOTORS LIQUIDATION COMPANY GUC TRUST
By: Wilmington Trust Company, not in its individual capacity, but solely as Trust administrator and trustee

By:	/S/ DAVID. A VANASKEY, JR.
Name:	David A. Vanaskey, Jr.
Title:	Vice President of Wilmington Trust Company

WILMINGTON TRUST COMPANY,
not in its individual capacity, but solely as Trust administrator and trustee

By:	/S/ DAVID. A VANASKEY, JR.
Name:	David A. Vanaskey, Jr.
Title:	Vice President of Wilmington Trust Company

CUSIP No. 37045V100	Schedule 13D	Page 10 of 10 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Debtors’ Second Amended Joint Chapter 11 Plan filed with the U.S. Bankruptcy Court for the Southern District of New York on March 18, 2011, incorporated by reference to Exhibit 2.2 to Motors Liquidation Company’s Current Report on Form 8-K, filed with the SEC on April 4, 2011.

7.2	GUC Trust Agreement dated March 30, 2011, by and among the Debtors, Wilmington Trust Company as Trust administrator and trustee and FTI Consulting, Inc., incorporated by reference to Exhibit 3.1 to Motors Liquidation Company’s Current Report on Form 8-K, filed with the SEC on April 4, 2011.